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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of March 2004
                           ----------



                                  Kookmin Bank
                                  ------------

                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------

                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X    Form 40-F
                                  -              -----


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -----


     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ------


     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes           No X
                                 -----        -




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                     Imposition of Additional Corporate Tax



On March 4, 2004, Kookmin Bank announced that the Seoul National Tax Service imposed on Kookmin Bank approximately 130 billion Korean Won in additional corporate taxes. The additional taxes were the result of the tax authority's review of Kookmin Bank for the fiscal years from 1998 to 2002.



According to the decision of the tax authority, Kookmin Bank was imposed 82.6 billion Korean Won and 47.7 billion Korean Won of additional corporate taxes for the fiscal years 1998 and 1999, respectively.



Kookmin Bank is required to pay the additional taxes for 1998 by March 31, 2004, and the due date for the additional taxes for 1999 has yet to be determined by the tax authority.



As previously disclosed on March 3, 2004, net losses of Kookmin Bank will increase accordingly by 142 billion Won (including municipal tax) for the fiscal year ended 2003 to approximately 753 billion Korean Won from the prior figure of 611 billion Won.



For further details of Kookmin Bank's financial information, please refer to Kookmin Bank's audit report and financial statements for the fiscal year of 2003, which will be disclosed separately today.




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Kookmin Bank
                                              -------------------------------
                                              (Registrant)




       Date: March 4, 2004                    By: /s/ Ki-Sup Shin
                                              -------------------------------
                                              (Signature)

                                              Name:  Ki-Sup Shin
                                              Title: Executive Vice President &
                                                     Chief Financial Officer



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